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                             August 14, 2023

       Wei-Wu He
       Chief Executive Officer
       CASI Pharmaceuticals, Inc.
       1701-1702, China Central Office Tower 1
       No. 81 Jianguo Road Chaoyang District
       Beijing, 100025
       People   s Republic of China

                                                        Re: CASI
Pharmaceuticals, Inc.
                                                            Form 20-F for the
Fiscal Year December 31, 2022
                                                            File No. 001-41666

       Dear Wei-Wu He:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 98

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For
 Wei-Wu He
CASI Pharmaceuticals, Inc.
August 14, 2023
Page 2
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note that your disclosures pursuant to Items 16I(b)(3) and (b)(5) are provided for
         CASI Pharmaceuticals, Inc.    Please note that Item 16I(b) requires
that you provide
      disclosures for yourself and your consolidated foreign operating entities. With respect to
      (b)(3) and (b)(5) please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Pattan at (202) 551-6756 or Christopher Dunham at
(202) 551-
3783 with any questions.



                                                           Sincerely,
FirstName LastNameWei-Wu He
                                                           Division of
Corporation Finance
Comapany NameCASI Pharmaceuticals, Inc.
                                                           Disclosure Review
Program
August 14, 2023 Page 2
cc:       Peter Huang
FirstName LastName